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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UTStarcom Holdings Corp.
(Name of Subject Company (Issuer))

UTStarcom Holdings Corp.
(Names of Filing Persons (Issuer and Offeror))

Ordinary Shares, $0.00125 par value
(Title of Class of Securities)

G9310A106
(CUSIP Number of Class of Securities)

William Wong
Chief Executive Officer
UTStarcom Holdings Corp.
52-2 Building, BDA International Enterprise Avenue
No. 2 Jingyuan North Center
Daxing District, Beijing, P.R. China
(86 10) 8520-5588
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Scott Anthony
Covington & Burling LLP
333 Twin Dolphin Drive, Suite 700
Redwood Shores, CA 94065
(650) 632-4703

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$30,000,000	$4,092

(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 25,000,000 ordinary shares, $0.00125 par value, at $ 1.20 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands ("UTStarcom," the "Company" or "our"), to purchase up to 25,000,000 of its ordinary shares, $0.00125 par value per share (the "Shares"), at a price of $1.20, net to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2012 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth in the section captioned "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address:    The name of the issuer is UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands. The address of its principal executive office is 52-2 Building, BDA International Enterprise Avenue, No. 2 Jingyuan North Street, Daxing District, Beijing, P.R. China and its telephone number is +86 (10) 8520-5588. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities:    The information set forth in the section captioned "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price:    The information set forth in Section 8 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address:    The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in Section 10 ("Certain Information Concerning Us") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms:    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Introduction";

  •
  "Summary Term Sheet";

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Purpose of the Offer; Certain Effects of the Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Offer");

  •
  Section 9 ("Source and Amount of Funds");

  •
  Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 13 ("Certain Tax Consequences");

  •
  Section 14 ("Extension of the Offer; Termination; Amendment"); and

  •
  Section 16 ("Miscellaneous").

        (b)    Purchases:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)    Use of the Securities Acquired:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 8 ("Price Range of Shares; Dividends") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds:    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions:    The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        (a)    Solicitations or Recommendations:    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 10 ("Certain Information Concerning Us"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (c)    Other Material Information:    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated November 30, 2012	Filed herewith	—	—
a(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Filed herewith	—	—
a(1)(iii)	Notice of Guaranteed Delivery	Filed herewith	—	—
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Filed herewith	—	—
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Filed herewith	—	—
a(5)(i)	Press Release, dated November 30, 2012.	Filed herewith	—	—
a(5)(ii)	Summary Advertisement, dated November 30, 2012.	Filed herewith	—	—
(b)	None.	—	—	—
d(1)	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06
d(2)	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(3)	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08
d(4)	Form of Restricted Stock Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	9/12/05
d(5)	Form of Director and Officer Stock Option Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	12/6/05
d(6)	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
d(7)	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
d(8)	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
d(9)	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
d(10)	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
d(11)	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
d(12)	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07
d(13)	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009
d(14)	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
d(15)	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
d(16)	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
d(17)	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08
d(18)	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009
d(19)	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009
d(20)	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009
d(21)	Form of Indemnification Agreement	F-4	10.1	4/29/2011
d(22)	Agreement and Plan of Merger and Reorganization	F-4	2.1	5/23/2011

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(23)	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
d(24)	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
(g)	None.	—	—	—
(h)	None.	—	—	—

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTSTARCOM HOLDINGS CORP.
/s/ ROBERT PU
Name: Robert Pu
Title: Chief Financial Officer
Date: November 30, 2012

 Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated November 30, 2012	Filed herewith	—	—
a(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Filed herewith	—	—
a(1)(iii)	Notice of Guaranteed Delivery	Filed herewith	—	—
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Filed herewith	—	—
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Filed herewith	—	—
a(5)(i)	Press Release, dated November 30, 2012.	Filed herewith	—	—
a(5)(ii)	Summary Advertisement, dated November 30, 2012.	Filed herewith	—	—
(b)	None.	—	—	—
d(1)	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06
d(2)	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03
d(3)	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08
d(4)	Form of Restricted Stock Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	9/12/05
d(5)	Form of Director and Officer Stock Option Agreement for use under the Company's 1997 Stock Plan.	8-K	10.1	12/6/05
d(6)	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009
d(7)	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009
d(8)	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009
d(9)	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009
d(10)	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009
d(11)	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07
d(12)	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(13)	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009
d(14)	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009
d(15)	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009
d(16)	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009
d(17)	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08
d(18)	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009
d(19)	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009
d(20)	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009
d(21)	Form of Indemnification Agreement	F-4	10.1	4/29/2011
d(22)	Agreement and Plan of Merger and Reorganization	F-4	2.1	5/23/2011
d(23)	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010
d(24)	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010
(g)	None.	—	—	—
(h)	None.	—	—	—

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
Index to Exhibits